SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 03 July 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

3 July 2019

BT PROVIDES HISTORICAL PRO FORMA DISCLOSURES AND UPDATED OUTLOOK FOR 2019/20 UNDER IFRS 16

●     Outlook for 2019/20 updated solely to reflect the adoption of IFRS 16, the new leases accounting standard. BT expects IFRS 16 to have a positive impact on 2019/20 EBITDA of c.£0.7bn, with no impact on revenue or cash flow.
●     Post IFRS 16 historical pro forma financial key performance indicators for 2018/19 published.
●     Pro forma information also reflects: adjustments to refine the allocation of shared costs across BT's operating units; the transfer of the Emergency Services Network contract from Consumer to Enterprise; and new key performance indicators for its Global operating unit. BT has provided two sets of pro forma KPIs showing the impacts of these changes   both pre and post IFRS 16.

Both sets of historical pro forma KPIs are unaudited and provide an indicative history of the company's performance.

IFRS 16 leases accounting standard

BT will report its financial statements under IFRS 16 from the first quarter of 2019/20, on a modified retrospective basis. Accordingly it will not restate prior year comparatives for the effect of IFRS 16 but has provided an indicative impact of IFRS 16 in pro forma KPIs for 2018/19.

Under IFRS 16, pro forma 2018/19 EBITDA increases because the operating lease expense is replaced by interest expense and depreciation.

Net debt increases as the standard requires lessees to recognise a lease liability (and corresponding right of use asset) for all leases meeting the lease definition of the standard, unless certain exemptions are made.

The standard has required BT to make material accounting judgements, in particular on the likelihood of lease renewals, in order to determine its 2019/20 opening balance sheet. Details of BT's existing operating lease commitments at 31 March 2019 are set out in note 30 of its Annual Report 2019.

Credit rating agencies already typically include operating lease liabilities in their leverage calculations, so BT does not expect the adoption of IFRS16 to impact its credit rating.

IFRS 16 pro forma financials for 2018/19

2018/19	Pre IFRS 16 (previous)	Post IFRS 16 (new)	Change
Adjusted revenue1	£23.5bn	£23.5bn	none
Adjusted EBITDA1	£7.4bn	£8.1bn	up £0.7bn
Capital expenditure (excluding BDUK clawback)	£3.8bn	£3.8bn	none
Normalised free cash flow2	£2.4bn	£2.4bn	none
Closing net debt	£11.0bn	£16.6bn-17.6bn	Up £5.6bn-6.6bn
1 before specific items
2 before specific items, pension deficit payments and the cash tax benefit of pension deficit payments

Financial outlook for 2019/20 post IFRS 16

BT has updated its outlook solely to reflect the impact of IFRS 16.

2019/20 outlook	Pre IFRS 16 (previous)	Post IFRS 16 (new)	Change
Adjusted revenue1	down c.2%	down c.2%	none
Adjusted EBITDA1	£7.2bn-7.3bn	£7.9bn-8.0bn	up £0.7bn
Capital expenditure (excluding BDUK clawback)	£3.7bn-3.9bn	£3.7bn-3.9bn	none
Normalised free cash flow2	£1.9bn-2.1bn	£1.9bn-2.1bn	none
Dividend per share	flat	flat	none

Adjustments to methodologies used to recharge shared fixed costs

BT has adjusted its methodologies used to recharge shared fixed costs, reported within EBITDA, to refine the allocation of shared costs across its operating units following the recent creation and development of the Consumer and Enterprise units as well as the formation of Openreach Limited as part of the implementation of the Digital Communications Review Commitments. The changes align BT's segmental reporting more closely with its Regulated Financial Statements.

These changes impact operating unit financials only and have no impact on the reported Group financials.

Transfer of Emergency Services Network (ESN) from Consumer to Enterprise

ESN is a resilient national mobile network, which will give 300,000 critical emergency workers access to 4G voice and data for the first time.

BT has transferred responsibility for the ESN contract from the Consumer operating unit to Enterprise, reflecting the fact that the major customers on the ESN network are serviced by its Public Sector teams in Enterprise.

This change impacts operating unit financials only and has no impact on the reported Group financials.

New Global operating unit KPIs

Global (previously Global Services) has updated its KPIs to reflect its simplified commercial structure and to aid a better understanding of the underlying drivers of business performance. It now manages customer accounts on a global rather than on a geographical basis and has reorganised its sales teams to align with three industry verticals: Banking and Financial Services; Resources, Manufacturing and Logistics; and Technology, Life Sciences and Business Services. Global's new KPIs also include revenue segmented by the stage of the product lifecycle: growth; mature; or legacy.

This change impacts the presentation of Global's financials only and has no impact on the reported Group financials.

Accompanying documents

To make it easier to understand these changes BT has also published four documents:

1.    Pre IFRS 16 pro forma KPIs (pro forma KPIs 'A'): BT's previously published KPIs for 2017/18 and 2018/19 updated to show the impact of adjustments to refine the allocation of shared costs across its operating units, the transfer of the ESN contract from Consumer to Enterprise and new Global key performance indicators.
2.    Post IFRS 16 pro forma KPIs (pro forma KPIs 'B'): BT's previously published KPIs updated to show the impact of the changes made in the pre IFRS 16 pro forma KPIs (pro forma KPIs 'A') with an indicative impact of IFRS 16 in 2018/19 only.
3.    Pro forma KPIs - supporting information: a bridging document between previously reported KPIs, pre IFRS 16 pro forma KPIs (pro forma KPIs 'A') and post IFRS 16 pro forma KPIs (pro forma KPIs 'B').
4.    IFRS 16 applied to BT: a presentation explaining how BT has adopted IFRS 16.

These documents are provided on BT's website:
 https://www.btplc.com/Sharesandperformance/Financialreportingandnews/Quarterlyresults/index.htm

For further information:

Enquiries about this news release should be made to the BT Group Investor Relations team on + 44 (0)20 7356 4909. All news releases can be accessed on BT's website. You can also subscribe to receive all BT announcements here and you can follow BT on Twitter here.

Ends

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of four customer-facing units: Consumer, Enterprise, Global and Openreach.

For the year ended 31 March 2019, BT Group's reported revenue was £23,428m with reported profit before taxation of £2,666m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 03 July 2019